Exhibit 4

ENERGY CAPITAL PARTNERS MANAGEMENT, LP

40 Beechwood Road

Summit, New Jersey 07901

July 30, 2024

Via e-mail

Shenandoah Telecommunications Company

500 Shentel Way

Edinburg, Virginia 22824

Attention: Derek C. Rieger

Email: Derek.Rieger@emp.shentel.com

Re:	Request for a Waiver (Standstill Provision)

Ladies and Gentlemen:

Reference is made to that certain Investment Agreement dated as of October 24, 2023 (the “Agreement”), by and among Shenandoah Telecommunications Company, a Virginia corporation ( “Parent”), Shentel Broadband Holding, Inc., a Delaware corporation and direct, wholly owned Subsidiary of Parent (the “Company”), ECP Fiber Holdings, LP, a Delaware limited partnership (the “Investor”), and, solely for the purposes set forth therein, Hill City Holdings, LP, a Delaware limited partnership affiliated with the Investor (“Hill City”). Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Agreement.

With approval of the Board, Parent from time to time pays non-employee members of the Board for service to the Company, which may include Parent Common Stock or other equity- based securities convertible or exchangeable into, or settled in, Parent Common Stock (such Parent Common Stock or other equity-based securities, “Director Equity”).

Investor is the indirect wholly owned subsidiary of certain investment funds managed by Energy Capital Partners Management, LP (“ECP”) and its Affiliates. Matthew DeNichilo is the current Investor Director of the Investor and a Partner of ECP or one or more of its Affiliates. As such, Mr. DeNichilo is generally required to remit outside compensation received in such capacity to ECP. To that end, ECP has entered into an agreement with Mr. DeNichilo whereby any Director Equity issued to him will be (i) held on behalf of ECP by Mr. DeNichilo, (ii) transferred to ECP (or an Affiliate of ECP designated in writing to the Company) or (iii) sold by Mr. DeNichilo, in each case, as directed by ECP and subject to the same terms, conditions and restrictions applicable to Mr. DeNichilo (such agreement, the “Director Agreement”). Enclosed with this notice as Exhibit A is an execution copy of the Director Agreement.

Pursuant to Section 8.01 of the Agreement, by signing the acknowledgement below, Parent hereby waives (i) the entry into the Director Agreement by Mr. DeNichilo and ECP and (ii) to the extent any Director Equity is issued to Mr. DeNichilo, the acquisition of beneficial ownership by Investor of such Director Equity pursuant to the Director Agreement; provided that such acquisition of beneficial ownership by Investor would not reasonably be likely to result in Parent, the Company or any Subsidiary of the Company, taken as a whole, incurring any material increased costs, expenses or obligations under any federal or state Law governing the United States telecommunications sector, including without limitation, with respect to foreign ownership.

The waiver contained herein shall apply to (x) the entry of any agreement by ECP (or an Affiliate of ECP) and any successor Investor Director with the same terms and conditions as the Director Agreement, and (y) the acquisition of any beneficial ownership by ECP (or any of its Affiliates) of any such successor Director Equity pursuant to the agreement specified in clause (x).

Parent’s waiver shall exclusively and solely be for the purposes of Section 5.07(a) of the Agreement in connection with the acquisition of beneficial ownership of the Director Equity by ECP or its Affiliates and the entry into the Director Agreement for such purpose. Except as expressly set forth in this letter, Parent reserves all rights and remedies set forth in the Agreement.

Article VIII of the Agreement is hereby incorporated by reference, mutatis mutandis, as if fully set forth herein.

Please notify the undersigned if you have any questions regarding any of the matters contained in this letter.

[Signature page to follow]

Very truly yours,

ECP:

ENERGY CAPITAL PARTNERS
MANAGEMENT, LP

By:	ECP Management GP, LLC
Its:	General Partner

By:	ECP ControlCo, LLC
Its:	Sole Member

By:	/s/ Matthew DeNichilo
Name:	Matthew DeNichilo
Title:	Authorized Signatory

Accepted and agreed to as of the date first written above:

PARENT:

SHENANDOAH TELECOMMUNICATIONS
COMPANY

By:	/s/ Christopher E. French
Name:	Christopher E. French
Title:	President and CEO

cc:	Hunton Andrews Kurth LLP
951 East Byrd Street
Richmond, VA 23219
Attention: Steven M. Haas
Email: shaas@huntonak.com

and

Hunton Andrews Kurth LLP
600 Travis Street
Suite 4200
Houston, TX 77002
Attention: J.A. Glaccum
Email: j.a.glaccum@huntonak.com

[Signature Page to Request for Waiver]

EXHIBIT A

Director Agreement

Attached.

Shenandoah Telecommunications Company

Re: Assignment of Director Equity

Dear Mr. DeNichilo,

Shenandoah Telecommunications Company (“Parent”) from time to time provides compensation to non- employee members of its board of directors (the “Board”) for their service on the Board, which may include restricted stock units and/or other equity-based awards relating to common stock of Parent (“Parent Common Stock”). You were previously granted 4,751 restricted stock units (the “July 2024 RSUs”), and you may be granted additional restricted stock units (together with the July 2024 RSUs, the “RSUs”) in respect of your service on the Board.

This letter confirms the understanding, agreement and acknowledgement by and between you and Energy Capital Partners Management, LP (“ECP”) that any shares of Parent Common Stock issued upon vesting and settlement of the RSUs will be immediately transferred to ECP, or, if directed by ECP, will be held by you and sold upon such terms and at such time as determined by ECP (and any resulting proceeds received upon such sale shall be immediately transferred to ECP), and ECP shall and hereby does accept the same and the benefits of the foregoing and any obligations related thereto, including, for the avoidance of doubt, obligations with respect to any taxes incurred in connection with the RSUs. Each of the parties hereto agrees to perform any further acts and to execute and deliver any additional documents, including the filing of any applicable tax forms, which may be reasonably necessary or appropriate to carry out the provisions of this letter.

This letter shall be governed by and construed in accordance with the internal laws of the State of Delaware without regard to its principles of conflicts of laws that would result in the application of the substantive laws of any other jurisdiction. This letter shall be binding upon and inure to the benefit of the parties hereto and their respective successors, heirs, executors, administrators, assigns and other legal representatives. No modifications of this letter nor waiver of the terms or conditions thereof shall be binding upon a party hereto unless approved in writing by an authorized representative of such party. The letter may be executed in one or more counterparts, including by way of any electronic signature, subject to applicable law, each of which will be deemed an original and all of which together will constitute one instrument. Delivery of an executed counterpart of a signature page to this letter by facsimile, “.pdf” format, scanned pages or other electronic means shall be effective as delivery of a manually executed counterpart to this letter. Nothing herein is intended to otherwise amend or modify any terms of the RSUs.

Please indicate your acknowledgement of the foregoing by returning a countersigned copy of this letter to me.

Sincerely,

Energy Capital Partners Management, LP

By:	ECP Management GP, LLC
Its:	General Partner

By:	ECP ControlCo, LLC
Its:	Sole Member

By:	/s/ Matt DeNichilo
Name:	Matt DeNichilo
Title:	Authorized Signatory

Acknowledged and agreed:

/s/ Matt DeNichilo
Matthew DeNichilo

Acknowledged and agreed:

Shenandoah Telecommunications Company

By:	/s/ Christopher E. French
Name:	Christopher E. French
Title:	President and CE